

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 5, 2010

<u>Via Facsimile (646) 848-7428 and U.S. Mail</u>

Michael J. McGuinness, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

> **Re: Hardinge Inc.**
> **Schedule TO-T filed March 30, 2010, by Helen Acquisition Corp. and**
> **Industrias Romi S.A.**
> **SEC File No. 005-20073**

Dear Mr. McGuinness:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-T</u>

1.   Please tell us why you believe Item 10 of Schedule TO is not applicable to this tender offer.

<u>Offer to Purchase</u>

<u>Material U.S. Federal Income Tax Considerations, page 12</u>

2.   Provide an analysis supporting the legend relating to Treasury Department Circular 230 at the top of the section or delete the legend. Also apply this comment to page 9 of the letter of transmittal.

Certain Conditions of the Offer – Page 23

3. Refer to the Rights Condition, the Article Nine Condition and the Section 912 Condition. These conditions refer to a determination made solely in your discretion. The ability of the bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise here and throughout the offer document to include a reasonableness standard in each condition. In addition, include a similar reasonableness standard to conditions (d), (g), (h) and (j).

4. We note the language in the last paragraph in this section that the bidders' "failure . . . at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right . . ." If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

5. The language referenced above also suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions